FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of           December                                     2003
                           -----------------------------------      -----------
Commission File Number     000-29898
                           -----------------------------------      -----------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                    Form 40-F  X
                        ------------                   -----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                        No  X
                   --------------              ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

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                                DOCUMENT INDEX



Document                                                               Page No.
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  1.        News Release dated December 9, 2003 ("RIM TO ANNOUNCE         4
            THIRD QUARTER RESULTS ON DECEMBER 22")

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                                                                    Document 1

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[RIM logo omitted]

                                                                  News Release

                                                              December 9, 2003

FOR IMMEDIATE RELEASE
---------------------

RIM TO ANNOUNCE THIRD QUARTER RESULTS ON DECEMBER 22
----------------------------------------------------

Waterloo, Canada - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that results for the third quarter of fiscal 2004 will be reported December 22, 2003 after the close of the market. A conference call and webcast will be held beginning at 5 pm EST, which can be accessed by dialing 416-640-1907 or by logging on to the live webcast at www.rim.com/investors/events/index.shtml.
----------------------------------------

There will also be a replay of the conference call available by dialing 416-640-1917 and entering passcode 21000722#. This replay will be available until midnight EST January 5, 2004.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      ###

Media Contact:                                      Investor Contact:
Courtney Flaherty                                   RIM Investor Relations
Brodeur Worldwide for RIM                           519.888.7465
212.771.3637                                        investor_relations@rim.net
cflaherty@brodeur.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Research In Motion Limited
                                    -------------------------------------------
                                                  (Registrant)

Date:   December 9, 2003            By:  /s/ Angelo Loberto
        -------------------              --------------------------------------
                                                             (Signature)
                                         Angelo Loberto
                                         Vice President, Finance